

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2025

Jing Tuang Kueh
Chief Executive Officer
GIBO Holdings Ltd.
Unit 2912, Metroplaza, Tower 2
223 Hing Fong Road, Kwai Chung, N.T.
Hong Kong

> **Re: GIBO Holdings Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted January 31, 2025**
> **CIK No. 0002034520**

Dear Jing Tuang Kueh:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 10, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4
Cover Page
Frequently Used Terms, page 4

1. We note from your revised disclosures in response to prior comment 2 that GIBO does not exclude dormant users from its cohort of registered users. Please tell us, and revise your disclosures to clarify, how you define a dormant user. Also, tell us the number or percentage of dormant users for each period presented. Lastly, revise your key operating metrics risk factor on page 74 to discuss the inclusion of dormant accounts in your total registered user metric.

Questions and Answers About the Proposal
What shall be the relative equity stakes of BUJA shareholders in PubCo upon completion of
the Business Combination, page 10

2. In the table on page 11 you disclose 204,225,636 GIBO Shareholders (PubCo Class B
Ordinary Shares) in Scenario A and 206,906,098 in Scenarios B, C, D and E. Please
revise.

3. We note your revised disclosures in response to prior comment 3. Please address the
following:
   - Revise the tables on page 11 and 12 to remove pro forma net tangible book value
   (NTBV), as adjusted and pro forma NTBV value per share, as adjusted line items,
   as they assume the de-SPAC transaction itself, which is not intended by the
   requirements of Item 1604(c) of Regulation S-K.
   - Include a footnote to the table on page 11 to describe any potential sources of
   dilution that are not probable upon consummation of the Business Combination,
   such as public and private warrants.
   - Revise the table on page 12 to remove the line item for pro forma equity value as
   it includes potential sources of dilution that are not probable upon consummation
   of the Business Combination. Refer to Item 1604(c)(1) of Regulation S-K.
   - Revise BUJA's NTBV, as adjusted calculations on page 13 to include adjustments
   for the funds that will be released from the trust at each redemption level. Also,
   include an adjustment for Bukit Jalil's transaction costs that will be incurred in
   connection with the Business Combination as reflected your pro forma statement
   of operations.
   - Revise to disclose BUJA's <u>adjusted</u> shares outstanding as of September 30, 2024
   and include shares that will be issued upon conversion of the Rights as well as
   AGP Advisory shares.
   - Remove the line item for BUJA's NTBV per share as of September 30, 2024 in
   the table on page 13 as this information is not required by Item 1604(c) of
   Regulation S-K.
   - Include a footnote to the table on page 13 where you disclose BUJA's NTBV per
   share, as adjusted, to describe any potential sources of dilution that are not
   probable upon consummation of the Business Combination, such as public and
   private warrants.
   - Revise the second table on page 13 to reflect BUJA's initial public offering price
   of $10.00 as disclosed in BUJA's Form S-1.

Summary of the Proxy Statement/Prospectus
BUJA Board's Reasons for the Approval of the Transactions, page 43

4. We note your response to prior comment 5 and reissue the comment. Please revise
your prospectus summary to disclose the determination of the board of directors of the
SPAC and the material factors that the board of directors considered in making such
determination rather than including a cross-reference to such disclosure elsewhere in
the proxy statement/prospectus. Refer to Item 1604(b)(2) of Regulation S-K.

Risk Factors
We rely on a limited number of suppliers..., page 68

5.   Please file the sales and purchase agreement with Chinese Top Asset Management
      Holdings as an exhibit to your proxy statement/prospectus. Refer to Item
      601(b)(10)(ii)(A) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 170

6.   Please explain what the adjustments to ordinary shares subject to possible redemption
      and accumulated deficit as part of pro forma adjustment (B) represent and revise your
      disclosures as necessary.

7.   Please explain why you recorded pro forma adjustment (J) as an <u>increase</u> to
      accumulated deficit and a <u>decrease</u> to additional paid-in capital or revise as necessary.

Global IBO Group Limited Consolidated Financial Statement, page F-53

8.   Please update your financial statements or file the necessary representations as to why
      such update is not necessary as an exhibit to the filing. Refer to Item 8.A.4 of Form
      20-F and Instruction 2 thereto.

Global IBO Group Limited Unaudited Condensed Financial Statements
Unaudited Condensed Consolidated Statements of Cash Flows, page F-70

9.   Please explain further the transactions discussed in Note 7 as it relates to capital
      contributions and related expenditures and clarify how each is reflected in your
      statement of cash flow. Ensure your response addresses the following:
      •   Explain why the $104.2 million capital contribution is not reflected in cash flows
          from financing activities. Refer to ASC 230-10-45-14.
      •   You state on page F-80 that the company "purchased" property plant and
          equipment valued at $63.2 million; however, your disclosures on page 68 and F-
          66, appear to indicate that you settled the payment for this purchase by issuing 4.0
          million ordinary shares of GIBO. Clarify how this purchase was settled and revise
          your statement of cash flows to reflect this transaction in either investing cash
          flows or as a noncash investing activity, as applicable. Refer to ASC 230-10-45-
          13 and ASC 230-10-50-3.
      •   Clarify what is meant by your disclosure that state the company "disbursed $41
          million for research and development expenditures by issuing shares to its
          shareholders." In this regard, we note your discussion of professional service
          agreements with BSE, DHD and TNI on page F-66, which indicate that you
          issued 2,562,500 shares valued at $41 million. As such, explain the inclusion of
          "non-cash" research and development expenses in cash flows from operating
          activities or revise as necessary.

Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yang Ge